PAID, INC.
200 Friberg Parkway, Suite 4004
Westborough, Massachusetts 01581

September 1, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Re:  Preliminary Consent Solicitation Statement of PAID, Inc.

Dear Sir or Madam:

Attached is a preliminary proxy statement.  We desire to solicit consents beginning September 12, 2016.

Thank you for your attention to this matter.

Very truly yours,

/s/ W. Austin Lewis, IV
W. Austin Lewis, IV
President